EXHIBIT (a)(1)(ii)

Thomson

INFORMATION FOR HOLDERS OF OUTSTANDING OPTIONS UNDER THOMSON’S

DECEMBER 18, 2000 AND OCTOBER 12, 2001 STOCK OPTION PLANS REQUIRED TO

RELINQUISH THEM IN ORDER TO RECEIVE NEW OPTIONS UNDER THE SEPTEMBER 22,

2004 STOCK OPTION PLAN

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 7:00 P.M., PARIS TIME

(1:00 P.M., U.S. EASTERN STANDARD TIME), ON NOVEMBER 23, 2004,

UNLESS THE OFFER IS EXTENDED.

Pursuant to a resolution adopted by the Board of Directors on September 22, 2004, Thomson has conditionally granted to certain employees of Thomson and its consolidated subsidiaries who hold options granted under the December 18, 2000 and/or October 12, 2001 Stock Options Plans (“Existing Options”) new options under the September 22, 2004 Stock Option Plan to subscribe for ordinary shares of the Company (“New Options”). The effectiveness of the conditional grant of New Options in respect of a particular employee referred to above (an “eligible employee”) is subject to the employee’s agreement to relinquish all of his or her contractual rights under the Existing Options and to have his or her contractual rights under such options cancelled. We are accordingly offering eligible employees the opportunity to exchange their contractual rights under their Existing Options for the contractual rights under the New Options and thereby make the grant of their New Options effective.

We are making this offer upon the terms and subject to the conditions described in this document and in the related cover letters and attached Election Form (which together, as they may be amended from time to time, constitute the “offer”). References to “exchange” in the context of this offer mean the exchange of the contractual rights under Existing Options for the contractual rights under New Options, and references to “cancel” in the context of this offer mean the cancellation of the contractual rights under the Existing Options (each as described above). The term “Existing Option Plans” means the December 18, 2000 and October 12, 2001 Stock Option Plans, taken together.

Our ordinary shares, par value €3.75 per share (“Shares”), are listed on the Premier Marché of Euronext Paris S.A. and on the New York Stock Exchange in the form of ADSs under the ticker symbol “TMS”. On October 22, 2004, the closing price of our Shares on the Premier Marché of Euronext Paris S.A. was €17.49 per share. We recommend that you obtain current market quotations for our Shares before deciding whether to elect to exchange your options.

If you are an eligible employee based outside of the United States or France, we recommend that you consult with your own tax advisor to determine the tax and social contribution consequences of this transaction under the laws of the country in which you live and work.

SUMMARY OF THE TERMS AND CONDITIONS OF THE OFFER

The following are answers to some of the questions that you may have about this offer. However, it is only a summary, and we recommend that you review the documents described under Q25, “WHERE CAN I FIND ADDITIONAL INFORMATION ABOUT THE OFFER?”, because the information in this summary is not complete. We also urge you to carefully review the enclosed Election Form, which sets forth specific information about the number of options you will receive if you accept this offer. You should also review the Guidelines to the September 22, 2004 Stock Option Plan, which have been sent to you along with this document.

Q1.	WHAT OPTIONS ARE WE OFFERING TO EXCHANGE?

We are offering to exchange all 4,397,400 options that are outstanding under either of the December 18, 2000 Stock Option Plan or the October 12, 2001 Stock Option Plan (“Existing Options”) that are held by eligible employees of Thomson and all of our consolidated subsidiaries who have been conditionally granted new options under the September 22, 2004 Stock Option Plan (“New Options”).

Q2.	WHY ARE WE MAKING THE OFFER?

This offer is an integral aspect of the key initiatives announced by the Board of Directors on July 22, 2004 to support the Group’s further development, to optimize its capital structure and to strengthen its management team. We have not granted employee stock options since October 2001, three years ago. We consider that the key initiatives announced on July 22, 2004 and the evolution of our Group’s strategy justify reincentivizing our employees to pursue our strategy. In addition, in light of stock market developments and the evolution of the market price for our Shares since the adoption of Thomson’s Existing Option Plans, all of the outstanding options granted under the Existing Option Plans have exercise prices that are substantially higher than the current and recent trading prices of our Shares. Thus, we are making this offer to exchange these options for compensatory purposes and to further incentivize our employees to deliver on our strategy.

Q3.	ARE THERE CONDITIONS TO THE OFFER?

The offer is not conditioned on a minimum number of option holders accepting the offer or a minimum number of options being exchanged. However, each eligible employee must exchange all of his or her Existing Options in order for the conditional grant of his or her New Options to be effective. In addition, as described below in Question 19, under certain circumstances we may terminate the offer.

Q4.	ARE THERE ANY ELIGIBILITY REQUIREMENTS I MUST SATISFY IN ORDER TO RECEIVE THE NEW OPTIONS?

You must be a current employee of Thomson or one of our consolidated subsidiaries and you must have been conditionally granted New Options under the offer. If you are not currently an employee of Thomson or one of our consolidated subsidiaries or if you are not employed on the date the offer expires, you will not be eligible to accept this offer.

Q5.	WHEN WILL THE NEW OPTIONS VEST?

Each New Option will vest over a four-year period beginning September 22, 2004. On September 23, 2007, 50% of the options will vest. On September 23, 2008, the New Options will be fully vested. Each New Option will have a ten-year term that expires on September 22, 2014. Even if the options you exchange are partially vested, the New Options you receive will not be vested and will be subject to the new four-year vesting period.

Q6.	HOW MANY NEW OPTIONS WILL I RECEIVE IN EXCHANGE FOR THE OPTIONS I RETURN?

The number of New Options (and Shares for which they are exercisable) being offered to each eligible employee to whom this offer is made and the proportion they bear to that employee’s Existing Options varies individually among eligible employees. The exact number of Existing Options that you have now and that you would have if you accepted the offer is set forth in the enclosed Election Form. All New Options are being offered (and have been conditionally granted) under the September 22, 2004 Stock Option Plan and will be subject to its terms and conditions. Complete information about the September 22, 2004 Stock Option Plan and the New Options is included in the Guidelines to the September 22, 2004 Stock Option Plan, which have been sent to you along with this document.

If we receive and accept elections to exchange relating to all 4,397,400 outstanding Existing Options held by eligible employees in this offer, we will effectively grant 6,941,490 New Options to subscribe for a total of 6,941,490 of our Shares. Based on the foregoing assumption, the Shares to be subscribed for by eligible employees upon exercise of our New Options granted to eligible employees worldwide would equal, after giving effect to the dilutive impact of the issuance of new Shares to be subscribed by eligible employees, approximately 2.5% of our total Shares outstanding as of October 22, 2004.

Q7.	WHEN WILL I RECEIVE MY NEW OPTIONS?

Should you choose to exchange your Existing Options, we will send you a letter confirming the cancellation of your Existing Options and the grant of the New Options you have been awarded as promptly as practicable after the expiration of this offer. The New Options will be awarded with effect as of September 22, 2004, the conditional grant date of the New Options.

Q8.	WHAT IS THE EXERCISE PRICE OF THE NEW OPTIONS?

The New Options have an exercise price of €16.00. We recommend that you obtain current market quotations for our Shares before deciding whether to elect to exchange your options.

Q9.	WHAT IF I AM AN EMPLOYEE OF THOMSON WHEN THE OFFER EXPIRES, BUT NOT AN EMPLOYEE ON SEPTEMBER 23, 2007, WHEN THE NEW OPTIONS BEGIN TO VEST?

If for reasons other than retirement, permanent and definitive disability you will not be an employee on September 23, 2007 when the New Options begin to vest, you will not be able to exercise the New Options.

•	Options granted under the December 18, 2000 Stock Option Plan are currently 50% vested and will be fully vested on the fourth anniversary of the grant date (December 19, 2004, March 17, 2005 or July 23, 2005 depending on the grant date).

•	Options granted under the October 12, 2001 Stock Option Plan are currently 50% vested and will be fully vested on October 13, 2005.

However, if you accept the offer, all your Existing Options will be cancelled. The New Options you receive will not vest at all before your employment ends. As a result, you will not be able to exercise the New Options. (See Question 12 below for the consequences of death on the vesting of the New Options.)

Q10.	WHEN WILL THE NEW OPTIONS EXPIRE?

The New Options will expire at 12:00 a.m., Paris Time, on September 23, 2014. (See Question 12 below for the effect death may have on the exercisability of the New Options.)

Q11.	HOW DOES A LEAVE OF ABSENCE IMPACT THIS OFFER?

A leave of absence will not have any impact on the number of Shares you may purchase under the New Options.

Q12.	WHAT HAPPENS TO MY OPTIONS IF I DIE?

At the time of death, any New Option granted may be exercised by the personal representative of one’s estate, the person(s) to whom one’s rights under the option have passed by will or applicable law, within six months after the date of death.

Q13.	WILL I HAVE TO WAIT LONGER TO PURCHASE SHARES UNDER MY NEW OPTIONS THAN I WOULD UNDER THE OPTIONS I EXCHANGE?

Yes. As described in more detail in the answer to Question 9 above, your Existing Options are already partially vested and will become fully vested in 2004 or 2005, depending on the plan under which they were granted. The New Options you receive will not be vested, even if the Existing Options you exchange are partially vested. You will not be able to exercise any of the New Options until September 23, 2007.

Q14.	IF I ELECT TO EXCHANGE EXISTING OPTIONS, DO I HAVE TO EXCHANGE ALL OF MY EXISTING OPTIONS GRANTED UNDER BOTH EXISTING OPTION PLANS OR CAN I JUST EXCHANGE THOSE GRANTED UNDER ONE OF THEM?

If you have Existing Options issued under both the December 18, 2000 Stock Option Plan and the October 12, 2001 Stock Option Plan, then you must exchange all of your options under both of these plans. For example, if you have option grants at different exercise prices for the October 12, 2001 Stock Option Plan and the December 18, 2000 Stock Option Plan (€31.50 and €55.90, respectively) and you accept the offer, you must exchange both the €31.50 and €55.90 options.

Q15.	WHAT ARE THE RISKS IN EXCHANGING MY STOCK OPTIONS?

If you exchange your Existing Options for New Options, it is unlikely but nevertheless possible that you may benefit less than you may otherwise have benefited had you kept your Existing Options (if you benefit at all). This is because even though the exercise price of the New Options conditionally granted under the September 22, 2004 Stock Option Plan (€16.00) is substantially lower than the exercise prices of either the December 18, 2000 Stock Option Plan or the October 12, 2001 Stock Option Plan (€55.90 and €31.50, respectively), the New Options will not begin to vest until September 23, 2007, while the Existing Options are already 50% vested. (Options granted under the December 18, 2000 Stock Option Plan will be fully vested on the fourth anniversary of the grant date, i.e. December 19, 2004, March 17, 2005 or July 23, 2005, depending on the grant date, and options granted under the October 12, 2001 Stock Option Plan will be fully vested on October 13, 2005.)

This difference in vesting schedules between the Existing Option Plans and the September 22, 2004 Option Plan in the potential context of substantial volatility in the market price of our Shares could conceivably result in situations where you could have exercised Existing Options but not New Options. For example, if the market price of our Shares were to rise above €31.50 between now and September 23, 2007, the date the New Options become 50% vested, but then fell below €16.00 after this date, you could have exercised Existing Options granted under the October 12, 2001 Stock Option Plan but would potentially not be able to exercise your New Options.

Q16.	WILL I HAVE TO PAY TAXES IF I EXCHANGE MY OPTIONS IN THE OFFER?

If you accept this offer and you are a resident of France for French tax purposes, in accordance with Article 163 bis C of the French general tax code, holders of New Options are eligible for special treatment with respect to taxation, social security payments and contributions.

In particular, the acquisition gain may be taxed, at the time of sale of the Shares, at a more favourable rate than wages and salaries and is not subject to social security charges. The acquisition gain is equal to the difference between (i) the first quoted price of the shares on the exercise date of the option, and (ii) the exercise price of the option. For purposes of calculation of the acquisition gain subject to reduced taxation, this exercise price should be increased, as the case may be, by the portion of the excess of (x) the average stock exchange value of the shares measured over the 20 trading days preceding the date of grant of the option (the “Average Stock Value”) over (y) the exercise price of the options exceeding 5% of the Average Stock Value. This portion, if any, is subject to tax on the exercise date of the option, in the wages and salaries category, and to social security charges.

The special treatment described above applies only to Shares acquired through the exercise of the New Options and held in registered form if such Shares are sold no earlier than four years after the date of the grant of the New Options (except, subject to certain conditions, in case of death, termination, illness, or retirement during this period). We recommend, however, that you consult with your own tax advisor to determine the complete tax consequences of accepting the offer.

If you accept the offer and you are a citizen or resident of the United States, you should not recognize income for U.S. federal income tax purposes at the time of the exchange or at the time we grant New Options to you. You are strongly urged, however, to consult with your own tax advisor to determine the complete tax consequences of accepting the offer, particularly given the recent legislation relating to the taxation of non-qualified deferred compensation).

This Offer to Exchange does not discuss the tax consequences of the offer in any countries other than the United States and France. If you are an eligible employee located outside of the United States or France, we recommend that you consult with your own tax advisor to determine the tax and social contribution consequences of this transaction under the laws of the country in which you live and work.

Q17.	WHAT ACCOUNTING IMPACT WILL THE OFFER HAVE ON THOMSON?

Existing Options relinquished in exchange for New Options will be cancelled for eligible employees who accept this offer to exchange.

Under French GAAP, Thomson will not record any compensation expense related to the proposed exchange offer. Thomson does not expect the adoption of IFRS to change this accounting treatment.

Under U.S. GAAP, Thomson will record compensation expense as a result of the offer and the New Options issued in exchange for Existing Options will be treated as variable awards. This means that, at inception, Thomson will record compensation expense with respect to the New Options issued in exchange for Existing Options equal to the difference between the underlying stock market price as of the grant date and the exercise price of the option, if positive. Then, at each balance sheet date and until the New Options are exercised, forfeited or expired (the term of the New Options being longer than that of the Existing Options), we will be required to account for any increases and decreases in the price of our Shares in compensation expense, except to the extent that such changes result in an accumulated negative compensation expense.

Q18.	WHEN DOES THE OFFER EXPIRE? CAN THE OFFER BE EXTENDED, AND IF SO, HOW WILL I KNOW IF IT IS EXTENDED?

The offer expires on November 23, 2004, at 7:00 p.m. Paris Time (1:00 p.m. U.S. Eastern Standard Time), unless we extend it.

Although we do not currently intend to do so, we may, in our discretion, extend the offer at any time. If we extend the offer, we will publicly announce the extension no later than 3:00 p.m., Paris Time (9:00 a.m., U.S. Eastern Standard Time), on November 24, 2004.

Q19.	CAN WE TERMINATE THE OFFER?

Notwithstanding any other provision of the offer and subject to applicable laws, there are certain circumstances under which we would not be required to accept any elections to exchange options (and which would allow us to terminate or amend the offer). These circumstances relate to the occurrence of threatened or pending actions or proceedings by any government agency, authority or tribunal or any other person relating to the offer which makes it inadvisable, illegal, or otherwise delays or restricts our ability, or render us unable, to accept elections to exchange and cancel Existing Options or to effectively grant New Options for some or all of the exchanged Existing Options. In order to terminate the offer, we must disseminate notice to eligible employees by public announcement, written or electronic notice.

Q20.	WHAT DO I NEED TO DO?

Whether you accept the offer or not, you need to make your election and sign the Election Form and deliver it before 7:00 p.m., Paris Time (1:00 p.m., U.S. Eastern Standard Time), on November 23, 2004, through Federal Express, DHL or another courier service (at the Company’s expense) using the enclosed envelope, to:

Thomson

Bella Jacquet

46 quai A. Le Gallo

92648 Boulogne Cedex

France

If you have questions about delivery, you may contact:

•	For North and South America: Chris O’Bryhim (+1 317 587 3766)

•	For Asia: Chew Swee Chiang (+852 2686 0378)

•	For Europe: Laurent Fenart (+33 1 41 86 68 65)

You should review this document, the cover letters and the attached Election Form, and the Guidelines to the September 22, 2004 Stock Option Plan before making your election. We will only accept a paper copy of your Election Form. Delivery by email will not be accepted.

If we extend the offer beyond November 23, 2004, then you must sign and deliver the Election Form before the extended expiration of the offer. We may reject any elections to exchange to the extent that we determine the Election Form is not properly completed or to the extent that we determine it would be unlawful to exchange the options in your jurisdiction. Although we may later extend, terminate or amend the offer, we currently expect to accept all properly exchanged options as promptly as practicable after the offer expires. If you do not sign and deliver the Election Form before the offer expires, it will have the same effect as if you rejected the offer.

If you cannot deliver your Election Form to Bella Jacquet at the address above, then you should contact either Bella Jacquet at +33 1 4186 5203 or Dominique Michal at +1 818 260 3864, or send an e-mail to stockopadmin@thomson.net.

Q21.	DURING WHAT PERIOD OF TIME MAY I CHANGE MY PREVIOUS ELECTION?

You may change your previous election at any time before 7:00 p.m., Paris Time (1:00 p.m., U.S. Eastern Standard Time), on November 23, 2004. If we extend the offer beyond that time, you may change your previous election at any time until the extended expiration of the offer.

To change your election, you must deliver, before the offer expires, a Change in Election Form via Federal Express, DHL or another courier service (at the Company’s expense) in the enclosed envelope to:

Thomson

Bella Jacquet

46 quai A. Le Gallo

92648 Boulogne Cedex

France

The Change in Election Form must be signed by you, have your name on it, and must clearly indicate whether you elect to accept or reject the offer. You may change your election more than once.

Q22.	WHAT HAPPENS TO MY EXISTING OPTIONS IF I DO NOT ACCEPT THE OFFER OR IF MY ELECTION TO EXCHANGE IS NOT ACCEPTED?

Nothing. If you do not accept the offer, or if we do not accept your election to exchange, you will keep all of your Existing Options, and you will not receive any New Options. In this case, no changes will be made to your Existing Options.

Q23.	WHAT DO WE AND OUR BOARD OF DIRECTORS THINK OF THE OFFER?

The Board of Directors has approved this offer, but neither we nor our Board of Directors makes any recommendation as to whether you should exchange or refrain from exchanging your Existing Options. You must make your own decision whether or not to tender Existing Options, and you should consult with your personal advisors if you have questions about your financial or tax situation.

Q24.	WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

For additional information or assistance, you should contact:

•	For North and South America: Chris O’Bryhim (+1 317 587 3766)

•	For Asia: Chew Swee Chiang (+852 2686 0378)

•	For Europe: Laurent Fenart (+33 1 41 86 68 65)

If your local representative is unavailable, you may also contact either Bella Jacquet at +33 1 4186 5203 or Dominique Michal at +1 818 260 3864, or send an e-mail to stockopadmin@thomson.net.

Q25.	WHERE CAN I FIND ADDITIONAL INFORMATION ABOUT THE OFFER?

This document is part of a Tender Offer Statement on Schedule TO that we have filed with the United States Securities and Exchange Commission (“SEC”). This document does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, before making a decision on whether to exchange your options.

The SEC file number for the Schedule TO and for other materials we have filed with or furnished to the SEC pursuant to the U.S. Securities Exchange Act of 1934 is 001-14974. These materials include our Annual Report on Form 20-F for our fiscal year ended December 31, 2003, including our audited financial statements for the year ended December 31, 2003, filed with the SEC on June 29, 2004; and our Reports of Foreign Private Issuer on Form 6-K, including that furnished to the SEC on August 4, 2004 comprising our unaudited consolidated financial statements for the six months ended June 30, 2004 and that furnished to the SEC on October 21, 2004 comprising our unaudited consolidated sales for the three months ended September 30, 2004.

The Schedule TO and our other SEC filings since October 28, 2002 are available to the public on the SEC’s Internet site at http://www.sec.gov.

We will also provide without charge to each person to whom we deliver a copy of this document, upon their written or oral request, a copy of any or all of the documents to which we have referred you, other than exhibits to these documents (unless the exhibits are specifically incorporated by reference into the documents). Requests should be directed to:

Thomson

Attn: Marie-Ange Debon-Jay

46, quai Alphonse Le Gallo

92648 Boulogne Cedex, France

or by telephoning us at +33 (0)1 41 86 50 00 between the hours of 9:00 a.m. and 5:00 p.m., Paris Time.

The information contained in this document should be read together with the information contained in the documents to which we have referred you.

T T T T